ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

JUL 15 2004

04037892

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Saxon Asset Securities Company
(Exact Name of Registrant as Specified in Charter)

0001014299
(Registrant CIK Number)

Form 8-K for July 12, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-111832
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
JUL 19 2004
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the state of Virginia, on July 12, 2004.

SAXON ASSET SECURITIES COMPANY

By: ______________________________
Name: Robert B. Eastep
Title: Executive Vice President and Chief Financial Officer

Exhibit Index

IN ACCORDANCE WITH RULE 311(J) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SAXON ASSET SECURITIES COMPANY

Saxon Asset Securities Trust 2004-2
Mortgage Loan Asset Backed Securities, Series 2004-2

REMAINING PRINCIPAL BALANCES OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
$0.01 to $50,000.00	9	$376,504.59	0.24%	310	36.76%	9.531%	605	67.31%
$50,000.01 to $100,000.00	90	7,198,325.90	4.56	355	39.73	6.554	655	78.64
$100,000.01 to $150,000.00	167	21,034,580.95	13.33	358	42.29	6.133	656	79.57
$150,000.01 to $200,000.00	149	26,008,746.93	16.48	357	41.46	5.971	664	80.11
$200,000.01 to $250,000.00	96	21,339,057.91	13.52	358	43.46	6.033	660	80.46
$250,000.01 to $300,000.00	92	25,304,784.74	16.03	356	43.07	5.933	664	80.14
$300,000.01 to $350,000.00	49	16,036,717.23	10.16	359	42.52	5.772	673	79.21
$350,000.01 to $400,000.00	34	12,929,140.05	8.19	357	41.17	6.136	670	78.68
$400,000.01 to $450,000.00	19	8,104,076.40	5.14	358	44.64	5.917	680	80.95
$450,000.01 to $500,000.00	28	13,688,859.94	8.67	358	43.66	5.791	659	77.58
$500,000.01 to $550,000.00	3	1,532,000.00	0.97	359	47.59	6.085	669	79.59
$550,000.01 to $600,000.00	1	552,432.00	0.35	360	27.78	8.000	546	80.00
$700,000.01 to $750,000.00	1	727,500.00	0.46	360	45.50	7.250	606	75.00
$850,000.01 to $900,000.00	1	884,000.00	0.56	358	42.04	8.490	551	65.00
$950,000.01 to $1,000,000.00	1	1,000,000.00	0.63	360	47.84	7.375	666	53.33
$1,050,000.01 to $1,100,000.00	1	1,100,000.00	0.70	359	44.47	7.375	556	57.89
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

Minimum: $24,360.31
Maximum: $1,100,000.00
Average: $212,978.04

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

CURRENT MORTGAGE RATES OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
4.001% to 4.500%	7	$1,858,103.16	1.18%	358	40.19%	4.500%	670	77.39%
4.501% to 5.000%	42	10,360,785.99	6.57	358	44.13	4.862	678	79.95
5.001% to 5.500%	144	33,591,603.28	21.29	358	42.75	5.362	674	79.96
5.501% to 6.000%	214	46,990,803.74	29.78	356	42.50	5.799	672	79.68
6.001% to 6.500%	157	29,739,290.29	18.84	358	42.64	6.341	661	79.05
6.501% to 7.000%	92	17,553,211.80	11.12	359	41.24	6.786	656	78.68
7.001% to 7.500%	46	11,115,358.97	7.04	358	43.69	7.283	632	74.88
7.501% to 8.000%	15	3,149,215.10	2.00	358	37.11	7.833	575	80.75
8.001% to 8.500%	8	1,800,961.48	1.14	358	43.32	8.400	552	74.70
8.501% to 9.000%	7	1,212,609.63	0.77	354	46.05	8.862	548	88.35
9.001% to 9.500%	1	49,949.32	0.03	358	41.99	9.375	504	51.02
9.501% to 10.000%	2	159,181.17	0.10	282	37.75	9.869	601	80.59
10.001% to 10.500%	2	73,236.46	0.05	280	32.65	10.250	624	80.01
10.501% to 11.000%	3	126,875.95	0.08	281	36.08	10.701	583	62.19
11.001% to 11.500%	1	35,540.30	0.02	283	51.98	11.325	549	77.50
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

Minimum: 4.500
Maximum: 11.325
Weighted Average: 6.052

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

ORIGINAL COMBINED LOAN-TO-VALUE RATIO (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
30.001% to 35.000%	1	$29,361.31	0.02%	281	45.00%	10.750%	678	31.00%
35.001% to 40.000%	1	111,200.00	0.07	360	17.20	7.000	557	38.34
40.001% to 45.000%	1	119,561.66	0.08	356	0.00	6.490	675	40.07
45.001% to 50.000%	1	50,001.00	0.03	360	35.70	7.600	526	45.46
50.001% to 55.000%	4	1,422,713.96	0.90	353	45.44	7.127	667	53.18
55.001% to 60.000%	4	1,605,477.75	1.02	359	45.81	7.171	566	58.15
60.001% to 65.000%	4	1,325,538.05	0.84	352	39.65	8.221	549	64.23
65.001% to 70.000%	16	2,908,388.34	1.84	357	37.18	5.866	636	68.76
70.001% to 75.000%	45	12,234,521.74	7.75	354	41.36	6.270	664	74.20
75.001% to 80.000%	605	125,322,833.96	79.41	358	42.51	5.950	668	79.85
80.001% to 85.000%	27	5,336,095.97	3.38	355	45.15	5.939	632	84.48
85.001% to 90.000%	31	7,213,390.36	4.57	358	45.43	6.685	620	89.95
90.001% to 95.000%	1	137,642.54	0.09	359	48.41	7.250	603	95.00
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

Minimum: 31.00
Maximum: 95.00
Weighted Average by Original Balance: 79.17

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

REMAINING MONTHS TO MATURITY OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
169 to 180	1	$300,000.00	0.19%	180	44.76%	5.675%	689	75.00%
229 to 240	1	163,200.00	0.10	240	27.20	6.225	684	80.00
277 to 288	10	534,618.59	0.34	281	33.95	9.705	582	74.75
289 to 300	2	551,764.63	0.35	298	46.39	5.786	690	71.54
349 to 360	727	156,267,143.42	99.02	358	42.60	6.041	662	79.22
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

Minimum: 180
Maximum: 360
Weighted Average: 358

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

RANGE OF GROSS MARGINS (ARMs ONLY)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
2.501% to 3.000%	6	$1,126,419.18	0.76%	358	40.60%	5.171%	682	79.40%
3.001% to 3.500%	38	7,925,852.17	5.32	358	40.95	5.303	685	79.70
3.501% to 4.000%	120	27,445,832.42	18.43	358	43.10	5.526	670	80.24
4.001% to 4.500%	121	27,242,585.92	18.29	358	42.51	5.706	670	79.22
4.501% to 5.000%	127	28,261,139.47	18.97	358	43.50	5.842	663	78.82
5.001% to 5.500%	169	33,432,272.43	22.45	359	42.36	6.236	664	80.17
5.501% to 6.000%	62	11,354,635.02	7.62	359	42.82	6.689	645	80.75
6.001% to 6.500%	35	7,674,028.85	5.15	357	43.21	7.383	642	75.64
6.501% to 7.000%	10	3,110,710.61	2.09	358	43.36	7.960	555	68.63
7.001% to 7.500%	3	847,476.06	0.57	360	34.38	8.172	545	83.48
7.501% to 8.000%	1	226,169.88	0.15	355	0.00	8.990	569	90.00
8.501% to 9.000%	1	292,339.89	0.20	359	49.33	8.990	518	90.00
Total:	693	$148,939,461.90	100.00%	358	42.71%	6.026%	662	79.34%

Minimum: 2.750%
Maximum: 8.990%
nzwa MARGIN RPRIN: 4.782%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.91% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

MAXIMUM MORTGAGE INTEREST RATES(ARMs ONLY)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
<= 12.500%	511	$111,555,500.75	74.90%	358	42.74%	5.676%	671	79.74%
12.501% - 13.000%	83	17,376,342.43	11.67	358	42.40	6.604	661	79.18
13.001% - 13.500%	40	9,547,627.68	6.41	359	43.81	7.106	631	73.66
13.501% - 14.000%	23	3,704,013.37	2.49	359	36.34	7.403	588	80.24
14.001% - 14.500%	18	3,159,429.15	2.12	357	44.74	7.554	614	81.22
14.501% - 15.000%	8	1,672,141.44	1.12	356	48.82	8.174	580	85.52
15.001% - 15.500%	4	1,176,964.21	0.79	358	42.04	8.514	555	68.20
15.501% - 16.000%	2	518,509.77	0.35	357	49.33	8.990	540	90.00
16.001% - 16.500%	1	79,667.28	0.05	282	41.00	7.100	532	85.00
16.501% - 17.000%	1	75,660.14	0.05	281	43.00	10.000	554	81.25
17.001% - 17.500%	1	24,360.31	0.02	282	46.00	10.250	543	70.00
17.501% - 18.000%	1	49,245.37	0.03	282	23.00	10.625	508	80.00
Total:	693	$148,939,461.90	100.00%	358	42.71%	6.026%	662	79.34%

Minimum: 10.500%
Maximum: 17.625%
Non-Zero WA LIFECAP RPRIN: 12.114%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.91% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

MINIMUM MORTGAGE INTEREST RATES(ARMs ONLY)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
<= 0.000%	48	$8,877,264.74	5.63%	346	39.95%	6.484%	659	76.27%
2.501% to 3.000%	2	460,213.00	0.29	358	39.17	4.898	692	80.00
3.001% to 3.500%	10	1,983,202.97	1.26	358	38.29	5.210	686	80.00
3.501% to 4.000%	33	7,981,092.20	5.06	358	43.85	5.036	677	80.32
4.001% to 4.500%	115	27,784,499.40	17.61	358	42.74	5.399	675	79.79
4.501% to 5.000%	159	35,136,853.65	22.26	358	42.97	5.654	667	79.29
5.001% to 5.500%	162	32,857,921.66	20.82	359	42.63	6.080	670	79.91
5.501% to 6.000%	99	19,062,102.94	12.08	358	42.72	6.417	653	80.19
6.001% to 6.500%	43	10,461,827.03	6.63	359	43.02	6.945	662	75.22
6.501% to 7.000%	26	5,176,292.14	3.28	358	41.10	7.263	596	75.83
7.001% to 7.500%	24	4,457,575.76	2.82	358	40.62	7.530	616	81.28
7.501% to 8.000%	11	1,733,141.35	1.10	357	43.93	8.030	581	82.72
8.001% to 8.500%	3	1,127,014.89	0.71	357	42.04	8.475	557	68.96
8.501% to 9.000%	2	518,509.77	0.33	357	49.33	8.990	540	90.00
9.001% to 9.500%	1	49,949.32	0.03	358	41.99	9.375	504	51.02
9.501% to 10.000%	1	75,660.14	0.05	281	43.00	10.000	554	81.25
10.001% to 10.500%	1	24,360.31	0.02	282	46.00	10.250	543	70.00
10.501% to 11.000%	1	49,245.37	0.03	282	23.00	10.625	508	80.00
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

Minimum: 0.000%
Maximum: 10.625%
Non-Zero WA FLOOR RPRIN: 5.219%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

NEXT INTEREST RATE ADJUSTMENT DATE(ARMs ONLY)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
2004-12	1	$75,660.14	0.05%	281	43.00%	10.000%	554	81.25%
2005-01	3	153,272.96	0.10	282	36.01	8.733	526	81.01
2005-11	1	173,282.36	0.12	352	0.00	7.990	509	85.00
2006-01	2	382,881.20	0.26	354	0.00	7.019	688	80.00
2006-02	8	1,702,519.03	1.14	355	39.82	6.484	629	79.71
2006-03	26	6,674,442.42	4.48	356	40.93	5.896	645	78.37
2006-04	97	19,937,633.90	13.39	357	43.23	5.486	666	80.34
2006-05	123	27,911,701.13	18.74	358	42.70	5.755	655	79.45
2006-06	180	41,067,034.83	27.57	359	43.06	6.137	661	79.49
2006-07	120	26,283,553.00	17.65	360	42.25	6.357	671	78.22
2007-01	1	111,006.27	0.07	354	0.00	6.500	763	80.00
2007-02	3	578,643.23	0.39	355	34.93	7.196	629	83.91
2007-03	8	1,751,044.38	1.18	356	46.43	6.641	631	79.85
2007-04	16	2,546,395.24	1.71	357	42.86	6.068	655	79.48
2007-05	21	3,967,255.00	2.66	352	41.87	5.819	660	79.87
2007-06	45	8,109,024.77	5.44	359	43.16	6.252	665	79.30
2007-07	34	7,061,838.00	4.74	360	42.75	6.152	677	79.32
2009-04	1	69,749.04	0.05	357	39.17	5.500	632	73.68
2009-06	3	382,525.00	0.26	359	38.67	5.903	758	78.71
Total:	693	$148,939,461.90	100.00%	358	42.71%	6.026%	662	79.34%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.91% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

OCCUPANCY STATUS OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Primary Home	738	$157,486,417.01	99.79%	358	42.55%	6.050%	662	79.18%
Investment	2	305,949.32	0.19	358	47.41	6.446	607	75.27
Second Home	1	24,360.31	0.02	282	46.00	10.250	543	70.00
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Documentation Level	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Full Documentation	442	$89,708,956.60	56.84%	357	43.48%	5.904%	649	80.10%
Stated Documenation	289	65,140,613.23	41.28	358	41.46	6.222	681	77.95
Limited Documentation	9	2,907,039.38	1.84	357	32.62	6.743	612	78.04
No Ratio	1	60,117.43	0.04	280	1.00	9.000	564	64.16
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Purchase	514	$106,133,718.85	67.25%	358	42.79%	6.001%	670	79.87%
Refinance - Cash Out	194	45,880,865.11	29.07	356	42.29	6.132	645	77.73
Refinance - Rate/Term	33	5,802,142.68	3.68	357	39.61	6.340	633	77.80
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPE	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
6 Month LIBOR	693	$148,939,461.90	94.37%	358	42.71%	6.026%	662	79.34%
Fixed Rate	48	8,877,264.74	5.63	346	39.95	6.484	659	76.27
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

PROPERTY TYPES OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Single Family Detached	529	$112,045,754.66	71.00%	357	42.73%	6.057%	659	78.97%
Planned Unit Development	123	29,533,432.52	18.71	358	42.16	6.096	658	79.74
Condominium Low-Rise	61	10,641,660.86	6.74	358	41.80	5.713	693	79.03
Two to Four Family	7	1,830,764.49	1.16	357	48.12	7.049	634	81.79
Townhouse	9	1,354,758.27	0.86	358	39.25	6.078	647	80.00
Condominium High-Rise	6	1,286,904.24	0.82	359	43.02	6.244	680	78.91
Single Family Attached	6	1,123,451.60	0.71	358	41.53	5.765	703	80.00
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Mortgage Loan Types	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
2/28 6 Mo LIBOR 3 Yr Interest-Only ARM	347	$88,636,085.15	56.16%	359	43.09%	5.900%	667	79.13%
2/28 6 Mo LIBOR ARM	210	35,496,962.72	22.49	358	41.71	6.216	647	79.73
3/27 6 Mo LIBOR 5 Yr Interest-Only ARM	56	12,113,407.83	7.68	359	42.99	6.026	666	79.04
3/27 6 Mo LIBOR ARM	70	11,239,799.07	7.12	358	42.35	6.340	660	80.11
30 Year Fixed Rate	37	6,198,435.35	3.93	355	38.80	6.693	649	75.78
30 Year 5 Yr Interest-Only Fixed Rate	8	2,055,864.75	1.30	358	42.82	6.043	677	79.62
ARM 3/22 - 5 Yr IO	1	391,999.99	0.25	298	0.00	5.750	680	80.00
5/25 6 Mo LIBOR 3 Yr Interest-Only ARM	3	382,525.00	0.24	359	38.67	5.903	758	78.71
3/27 6 Mo LIBOR 3 Yr Interest-Only ARM	1	380,000.00	0.24	359	44.30	7.063	705	80.00
15 Year Fixed Rate	1	300,000.00	0.19	180	44.76	5.675	689	75.00
6 Month LIBOR ARM	4	228,933.10	0.15	282	38.32	9.152	535	81.09
20 Year Fixed	1	163,200.00	0.10	240	27.20	6.225	684	80.00
25 Year Fixed Rate	1	159,764.64	0.10	299	46.39	5.875	713	50.79
5/25 6 Mo LIBOR ARM	1	69,749.04	0.04	357	39.17	5.500	632	73.68
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Alaska	5	$1,047,913.83	0.66%	358	47.04%	5.749%	679	80.00%
Arizona	19	2,303,289.52	1.46	356	42.33	6.281	652	81.03
Arkansas	3	332,819.49	0.21	348	42.53	6.689	621	80.00
California	208	58,546,633.42	37.10	358	42.90	5.809	668	79.20
Colorado	19	3,373,695.55	2.14	358	38.69	6.081	675	80.59
Connecticut	4	925,182.56	0.59	357	44.55	6.273	629	81.91
Delaware	2	208,596.87	0.13	359	41.53	6.079	634	82.24
Florida	53	9,024,642.00	5.72	357	41.24	6.255	669	78.63
Georgia	40	7,687,396.18	4.87	358	40.12	6.623	641	79.35
Idaho	3	427,703.75	0.27	358	42.41	6.235	662	80.00
Illinois	26	5,674,170.08	3.60	359	42.11	6.667	647	78.79
Indiana	3	237,897.21	0.15	356	35.73	7.458	615	78.61
Iowa	2	166,947.49	0.11	359	41.31	6.119	662	80.00
Kansas	3	402,752.55	0.26	358	47.00	6.158	660	78.04
Kentucky	3	276,766.36	0.18	335	41.70	7.542	627	81.61
Louisiana	1	24,360.31	0.02	282	46.00	10.250	543	70.00
Maryland	50	11,951,361.58	7.57	359	44.48	6.134	658	79.51
Massachusetts	3	743,336.38	0.47	358	47.73	5.216	685	78.46
Michigan	11	1,873,244.71	1.19	357	42.56	6.176	645	80.50
Minnesota	4	843,400.00	0.53	359	37.75	5.783	673	74.79
Mississippi	3	313,286.72	0.20	359	40.38	7.107	625	79.15
Missouri	4	356,942.39	0.23	358	33.28	6.818	595	77.32
Nebraska	7	861,501.34	0.55	335	42.05	5.984	659	78.37
Nevada	19	3,627,142.81	2.30	359	40.66	6.301	669	78.90
New Jersey	2	516,858.12	0.33	354	0.00	7.358	662	80.00
New Mexico	2	262,217.35	0.17	359	36.28	6.250	615	80.00
New York	14	3,991,416.46	2.53	345	41.54	5.581	657	78.65
North Carolina	11	1,374,744.91	0.87	353	43.22	6.907	643	77.91
Ohio	19	2,392,508.23	1.52	358	42.19	6.293	667	80.64
Oklahoma	10	1,098,742.33	0.70	359	41.77	7.048	663	78.87
Oregon	28	4,943,408.82	3.13	358	42.43	5.840	669	79.85
Pennsylvania	14	2,429,503.71	1.54	358	44.92	5.960	652	78.69
Rhode Island	1	164,496.13	0.10	356	0.00	8.500	553	85.00
South Carolina	1	399,200.00	0.25	360	31.71	7.990	551	80.00
Tennessee	10	2,266,799.82	1.44	359	45.68	6.832	647	67.06
Texas	6	688,710.40	0.44	352	34.93	7.288	630	80.35
Utah	12	2,231,498.27	1.41	359	44.96	6.258	662	81.16
Washington	43	7,706,709.84	4.88	358	41.97	5.926	653	78.62
Virginia	62	14,540,342.51	9.21	358	42.98	5.837	669	79.88
West Virginia	2	472,951.95	0.30	359	39.82	6.141	634	85.01
Wisconsin	8	997,036.79	0.63	359	43.59	6.384	671	79.03
Wyoming	1	108,597.90	0.07	358	0.00	6.375	610	80.00
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

Number of States Represented: 42

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Credit Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
501 - 525	8	$1,284,089.78	0.81%	355	44.17%	8.372%	515	80.85%
526 - 550	11	1,661,596.39	1.05	353	36.75	7.918	541	77.74
551 - 575	19	5,754,092.19	3.65	357	42.27	7.650	558	74.19
576 - 600	28	5,371,545.08	3.40	358	44.76	6.678	591	79.54
601 - 625	122	24,007,549.53	15.21	358	42.82	6.061	614	79.52
626 - 650	123	26,097,374.22	16.54	358	43.25	5.948	638	80.03
651 - 675	157	34,078,947.75	21.59	358	42.72	5.902	663	78.40
676 - 700	118	24,059,013.64	15.24	354	42.69	5.937	687	79.64
701 - 725	72	17,941,575.91	11.37	358	41.73	5.907	712	79.61
726 - 750	50	10,317,925.38	6.54	359	41.32	5.739	738	79.23
751 - 775	29	6,148,372.77	3.90	359	41.48	5.638	762	79.42
776 - 800	2	552,000.00	0.35	359	43.42	5.701	780	80.00
801 - 825	2	542,644.00	0.34	360	45.61	6.571	806	80.00
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

Minimum: 504
Maximum: 820
Weighted Average: 661.5

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

CREDIT GRADE	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
A	111	$23,954,138.42	15.18%	357	43.51%	6.199%	616	78.21%
A-	53	11,031,970.87	6.99	356	40.68	7.468	581	78.62
A+	524	114,453,652.73	72.52	358	42.47	5.872	681	79.44
B	16	2,128,715.09	1.35	352	42.90	7.341	575	76.20
C	3	204,473.40	0.13	308	29.29	8.670	600	80.00
SD	34	6,043,776.13	3.83	356	43.35	5.740	655	79.89
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

AMORTIZATION TYPE	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Fully Amortizing	325	$53,856,843.92	34.13%	356	41.44%	6.304%	650	79.24%
Interest Only	416	103,959,882.72	65.87	358	43.06	5.921	667	79.13
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Original Prepayment Penalty Term (in Months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
0	185	$38,232,670.25	24.23%	358	42.70%	6.368%	657	79.04%
6	4	626,773.51	0.40	358	42.42	7.422	641	80.00
12	3	856,496.13	0.54	294	44.76	6.309	629	79.21
24	398	89,695,455.38	56.84	358	42.61	5.850	663	79.23
30	3	754,775.80	0.48	358	45.82	6.457	654	80.00
36	148	27,650,555.57	17.52	356	42.03	6.221	664	79.10
Total:	741	$157,816,726.64	100.00%	358	42.56%	6.052%	661	79.17%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 92.85% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

REMAINING PRINCIPAL BALANCES OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
$0.01 to $50,000.00	104	$3,860,511.40	0.73%	273	33.64%	9.116%	612	69.75%
$50,000.01 to $100,000.00	611	46,336,525.90	8.72	335	37.34	7.439	612	78.15
$100,000.01 to $150,000.00	668	83,094,969.56	15.63	351	39.45	6.942	618	80.75
$150,000.01 to $200,000.00	471	82,425,064.53	15.51	354	39.69	6.580	628	80.51
$200,000.01 to $250,000.00	343	77,030,436.44	14.49	357	41.23	6.550	624	81.57
$250,000.01 to $300,000.00	242	66,351,883.48	12.48	356	41.59	6.398	632	80.14
$300,000.01 to $350,000.00	131	42,710,271.23	8.03	359	41.18	6.333	632	81.43
$350,000.01 to $400,000.00	110	41,529,509.15	7.81	356	40.96	6.532	632	80.23
$400,000.01 to $450,000.00	67	28,566,881.68	5.37	357	41.88	6.317	639	80.88
$450,000.01 to $500,000.00	47	22,695,208.12	4.27	359	43.22	6.142	633	79.95
$500,000.01 to $550,000.00	20	10,611,837.13	2.00	359	43.43	6.474	618	77.04
$550,000.01 to $600,000.00	17	9,829,433.07	1.85	359	40.01	6.948	593	74.80
$600,000.01 to $650,000.00	6	3,761,712.09	0.71	358	42.55	9.368	575	76.37
$650,000.01 to $700,000.00	3	2,028,029.25	0.38	359	41.14	8.133	623	65.82
$700,000.01 to $750,000.00	5	3,637,500.01	0.68	359	44.81	7.820	610	65.49
$750,000.01 to $800,000.00	3	2,367,500.00	0.45	360	46.84	7.379	593	69.50
$850,000.01 to $900,000.00	2	1,741,509.33	0.33	320	42.31	9.110	533	69.34
$900,000.01 to $950,000.00	1	910,000.00	0.17	359	32.74	7.250	547	72.80
$950,000.01 to $1,000,000.00	1	1,000,000.00	0.19	360	47.84	7.375	666	53.33
$1,050,000.01 to $1,100,000.00	1	1,100,000.00	0.21	359	44.47	7.375	556	57.89
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

Minimum: $5,192.23
Maximum: $1,100,000.00
Average: $186,326.25

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

CURRENT MORTGAGE RATES OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
4.001% to 4.500%	12	$2,698,492.87	0.51%	358	41.44%	4.500%	671	77.59%
4.501% to 5.000%	64	16,241,307.87	3.06	358	41.91	4.856	671	78.89
5.001% to 5.500%	225	54,029,132.02	10.16	358	42.44	5.366	663	79.15
5.501% to 6.000%	558	118,350,808.44	22.26	354	40.12	5.814	652	79.20
6.001% to 6.500%	496	92,955,674.81	17.49	353	40.75	6.328	639	80.25
6.501% to 7.000%	454	81,151,155.35	15.27	352	39.49	6.797	629	80.68
7.001% to 7.500%	297	59,607,495.43	11.21	354	40.41	7.311	604	80.11
7.501% to 8.000%	254	43,118,472.31	8.11	355	40.82	7.806	575	82.20
8.001% to 8.500%	124	18,997,035.27	3.57	353	39.85	8.320	571	82.24
8.501% to 9.000%	145	20,416,611.06	3.84	351	39.95	8.787	536	79.87
9.001% to 9.500%	57	6,227,863.10	1.17	346	41.27	9.289	551	78.35
9.501% to 10.000%	65	8,348,118.01	1.57	324	41.70	9.829	538	75.05
10.001% to 10.500%	36	2,552,036.83	0.48	326	38.57	10.289	550	75.53
10.501% to 11.000%	26	3,069,979.04	0.58	329	39.79	10.780	553	66.66
11.001% to 11.500%	22	2,179,828.11	0.41	322	41.40	11.232	557	74.20
11.501% to 12.000%	13	797,051.98	0.15	312	41.95	11.732	568	66.84
12.001% to 12.500%	1	173,907.94	0.03	358	60.66	12.375	597	60.00
12.501% to 13.000%	4	673,811.93	0.13	346	39.91	12.643	521	82.34
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

Minimum: 4.500
Maximum: 12.990
Weighted Average: 6.701

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

ORIGINAL COMBINED LOAN-TO-VALUE RATIO (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
10.001% to 15.000%	1	$49,839.49	0.01%	179	32.59%	6.800%	624	10.42%
15.001% to 20.000%	1	13,714.59	0.00	100	9.00	8.990	628	16.00
20.001% to 25.000%	6	394,114.65	0.07	343	39.23	9.710	615	23.30
25.001% to 30.000%	6	416,070.23	0.08	303	32.17	7.010	605	27.82
30.001% to 35.000%	15	1,226,615.79	0.23	337	35.64	6.947	627	31.88
35.001% to 40.000%	12	1,040,337.96	0.20	329	35.51	7.072	586	38.13
40.001% to 45.000%	14	1,876,752.28	0.35	331	41.29	6.742	601	43.04
45.001% to 50.000%	23	1,827,062.92	0.34	310	32.81	7.655	610	47.94
50.001% to 55.000%	31	6,107,561.16	1.15	337	40.57	7.176	640	52.64
55.001% to 60.000%	60	12,855,428.85	2.42	352	40.96	7.173	591	58.22
60.001% to 65.000%	98	19,089,885.24	3.59	349	39.81	7.202	592	63.57
65.001% to 70.000%	178	32,414,282.42	6.10	354	37.83	7.022	604	68.78
70.001% to 75.000%	272	57,027,891.87	10.73	349	40.22	6.792	613	73.97
75.001% to 80.000%	1,093	211,977,651.76	39.88	355	41.10	6.287	644	79.65
80.001% to 85.000%	307	53,381,246.28	10.04	353	40.79	7.041	600	84.38
85.001% to 90.000%	534	95,958,650.72	18.05	355	40.59	6.909	610	89.65
90.001% to 95.000%	124	22,053,270.53	4.15	352	40.98	7.018	640	94.21
95.001% to 100.000%	78	13,878,405.63	2.61	356	40.98	7.057	669	99.73
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

Minimum: 10.42
Maximum: 100.00
Weighted Average by Original Balance: 79.86

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

REMAINING MONTHS TO MATURITY OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
<= 48	1	$18,491.53	0.00%	42	34.56%	9.625%	717	52.98%
97 to 108	29	1,295,422.27	0.24	101	36.07	9.902	596	74.80
109 to 120	8	655,934.25	0.12	118	36.12	6.411	648	79.51
133 to 144	1	165,644.52	0.03	141	49.58	6.350	629	43.08
157 to 168	2	31,151.84	0.01	161	41.92	10.773	625	77.02
169 to 180	62	5,835,966.76	1.10	178	35.93	6.702	634	71.82
229 to 240	39	4,688,062.81	0.88	238	34.52	6.483	659	77.89
265 to 276	3	153,987.62	0.03	274	40.19	10.400	588	75.00
277 to 288	98	7,548,358.96	1.42	281	39.40	9.577	590	74.87
289 to 300	11	1,763,999.11	0.33	298	36.41	6.306	664	81.73
349 to 360	2,599	509,431,762.70	95.83	359	40.72	6.653	624	80.06
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

Minimum: 42
Maximum: 360
Weighted Average: 353

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

RANGE OF GROSS MARGINS (ARMs ONLY)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
2.501% to 3.000%	12	$2,290,445.96	0.51%	358	42.43%	5.340%	674	74.79%
3.001% to 3.500%	61	13,640,655.38	3.02	358	40.82	5.453	670	79.09
3.501% to 4.000%	211	47,808,117.86	10.58	358	41.89	5.631	655	79.20
4.001% to 4.500%	269	61,017,654.78	13.50	358	40.77	5.879	649	79.72
4.501% to 5.000%	283	58,042,735.70	12.85	357	41.29	6.135	636	80.05
5.001% to 5.500%	406	82,480,121.37	18.25	358	41.22	6.422	634	79.12
5.501% to 6.000%	342	65,668,953.99	14.53	358	40.29	6.964	611	81.73
6.001% to 6.500%	266	54,971,350.76	12.17	357	41.00	7.421	602	81.39
6.501% to 7.000%	205	35,953,749.65	7.96	359	41.21	7.901	569	81.93
7.001% to 7.500%	112	17,460,163.25	3.86	358	40.12	8.665	544	80.54
7.501% to 8.000%	56	6,999,899.84	1.55	359	38.32	9.129	552	80.87
8.001% to 8.500%	20	3,281,098.92	0.73	359	45.24	9.968	552	77.07
8.501% to 9.000%	10	1,881,530.36	0.42	359	40.43	10.981	525	82.44
9.001% to 9.500%	4	353,956.94	0.08	359	49.27	11.529	570	68.86
Total:	2,257	$451,850,434.76	100.00%	358	41.02%	6.689%	622	80.26%

Minimum: 2.750%
Maximum: 9.500%
nzwa MARGIN RPRIN: 5.353%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 93.73% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.84% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

MAXIMUM MORTGAGE INTEREST RATES(ARMs ONLY)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
<= 12.500%	1,052	$232,351,475.22	51.42%	358	41.27%	5.769%	651	79.86%
12.501% - 13.000%	312	63,309,449.46	14.01	359	40.32	6.716	632	81.97
13.001% - 13.500%	235	50,099,518.50	11.09	359	40.72	7.233	604	79.81
13.501% - 14.000%	220	38,216,383.75	8.46	359	41.13	7.690	577	83.09
14.001% - 14.500%	120	19,874,640.93	4.40	358	40.11	8.001	580	82.96
14.501% - 15.000%	129	22,089,085.06	4.89	358	40.54	8.527	541	79.12
15.001% - 15.500%	47	6,691,026.06	1.48	356	42.25	8.908	540	76.44
15.501% - 16.000%	57	7,646,652.89	1.69	352	41.49	9.497	523	78.28
16.001% - 16.500%	33	3,534,534.43	0.78	346	41.50	9.787	543	77.64
16.501% - 17.000%	23	4,546,504.56	1.01	327	42.71	10.191	542	68.97
17.001% - 17.500%	15	1,671,957.31	0.37	338	40.45	10.943	558	71.78
17.501% - 18.000%	9	766,148.23	0.17	342	39.26	11.296	563	63.20
18.001% - 18.500%	2	299,824.78	0.07	358	51.59	11.955	572	64.20
18.501% - 19.000%	3	753,233.58	0.17	345	37.56	12.455	515	83.32
Total:	2,257	$451,850,434.76	100.00%	358	41.02%	6.689%	622	80.26%

Minimum: 10.500%
Maximum: 18.625%
Non-Zero WA LIFECAP RPRIN: 12.775%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 93.73% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.84% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

MINIMUM MORTGAGE INTEREST RATES(ARMs ONLY)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
<= 0.000%	596	$79,738,347.61	15.00%	327	38.02%	6.774%	639	77.60%
2.501% to 3.000%	2	460,213.00	0.09	358	39.17	4.898	692	80.00
3.001% to 3.500%	16	3,205,704.05	0.60	358	41.27	5.260	685	79.18
3.501% to 4.000%	57	14,115,584.72	2.66	358	42.84	5.236	663	80.14
4.001% to 4.500%	191	46,896,983.68	8.82	358	42.07	5.458	660	78.71
4.501% to 5.000%	308	68,251,187.34	12.84	358	40.94	5.739	650	79.54
5.001% to 5.500%	349	73,561,057.37	13.84	359	41.47	6.134	644	79.58
5.501% to 6.000%	333	68,327,194.04	12.85	358	40.40	6.514	629	81.36
6.001% to 6.500%	263	56,990,247.04	10.72	359	40.20	7.000	619	81.39
6.501% to 7.000%	256	46,683,189.52	8.78	359	40.87	7.507	587	82.24
7.001% to 7.500%	150	25,174,319.53	4.74	358	39.89	7.841	579	82.60
7.501% to 8.000%	134	20,862,089.73	3.92	358	40.19	8.381	548	80.65
8.001% to 8.500%	59	8,766,162.29	1.65	356	41.40	8.744	545	77.77
8.501% to 9.000%	53	6,598,044.99	1.24	356	42.68	9.398	527	77.20
9.001% to 9.500%	29	3,126,343.42	0.59	349	42.73	9.715	541	77.14
9.501% to 10.000%	26	4,719,824.24	0.89	325	42.64	10.149	526	72.98
10.001% to 10.500%	16	1,805,876.42	0.34	348	39.34	10.892	561	73.51
10.501% to 11.000%	8	1,062,100.51	0.20	349	45.21	11.163	564	61.50
11.001% to 11.500%	4	491,079.29	0.09	353	44.76	11.764	551	67.09
11.501% to 12.000%	3	753,233.58	0.14	345	37.56	12.455	515	83.32
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

Minimum: 0.000%
Maximum: 11.625%
Non-Zero WA FLOOR RPRIN: 5.893%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

NEXT INTEREST RATE ADJUSTMENT DATE(ARMs ONLY)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
2004-08	2	$494,697.05	0.11%	277	52.38%	9.744%	618	54.68%
2004-09	2	115,909.42	0.03	166	43.72	8.006	569	64.08
2004-10	1	67,368.59	0.01	279	42.00	10.375	561	85.00
2004-11	6	1,283,525.10	0.28	280	42.32	9.622	509	76.17
2004-12	14	954,856.66	0.21	281	37.25	9.573	579	71.10
2005-01	18	1,215,273.98	0.27	282	36.23	8.985	594	74.08
2005-02	1	91,898.20	0.02	283	48.40	8.000	623	80.00
2005-11	1	173,282.36	0.04	352	0.00	7.990	509	85.00
2006-01	6	1,010,206.46	0.22	354	43.61	7.271	582	80.32
2006-02	16	3,000,652.52	0.66	355	41.41	6.854	593	80.88
2006-03	56	12,148,388.83	2.69	356	41.22	6.091	626	78.74
2006-04	216	47,371,237.34	10.48	357	41.38	5.841	633	78.93
2006-05	311	65,963,297.74	14.60	358	41.70	6.254	623	79.06
2006-06	596	126,481,896.93	27.99	359	41.28	6.867	620	80.35
2006-07	400	79,487,872.75	17.59	360	40.78	6.985	625	81.29
2006-12	4	523,479.63	0.12	353	0.00	8.266	559	78.05
2007-01	4	322,426.64	0.07	354	0.00	8.047	612	84.14
2007-02	9	1,506,059.47	0.33	355	37.44	7.120	609	80.42
2007-03	22	4,497,675.62	1.00	356	44.34	6.704	611	80.19
2007-04	57	11,966,868.03	2.65	357	40.21	6.295	622	80.71
2007-05	82	15,886,429.52	3.52	357	40.31	6.606	621	79.13
2007-06	242	42,380,091.63	9.38	359	40.05	7.038	614	81.66
2007-07	173	30,995,345.00	6.86	360	40.71	6.896	623	82.19
2008-09	1	122,957.25	0.03	350	18.94	5.604	760	80.00
2009-04	1	69,749.04	0.02	357	39.17	5.500	632	73.68
2009-05	4	806,562.53	0.18	358	34.78	6.626	620	72.85
2009-06	9	2,373,046.47	0.53	359	41.64	6.697	627	80.55
2009-07	3	539,380.00	0.12	360	40.08	7.417	634	77.50
Total:	2,257	$451,850,434.76	100.00%	358	41.02%	6.689%	622	80.26%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 93.73% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.84% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

OCCUPANCY STATUS OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Primary Home	2,742	$519,896,816.19	97.80%	353	40.61%	6.693%	624	80.00%
Investment	99	10,534,492.81	1.98	353	37.93	7.026	656	73.79
Second Home	12	1,157,473.37	0.22	345	42.26	7.404	619	70.19
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Documentation Level	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Full Documentation	2,173	$376,103,245.98	70.75%	352	40.73%	6.674%	618	81.83%
Stated Documentation	605	137,860,804.19	25.93	356	40.57	6.737	642	75.35
Limited Documentation	74	17,564,614.77	3.30	349	36.63	6.993	611	73.15
No Ratio	1	60,117.43	0.01	280	1.00	9.000	564	64.16
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Refinance - Cash Out	1,815	$334,752,912.31	62.97%	352	39.98%	6.835%	609	78.51%
Purchase	827	165,293,327.95	31.09	357	42.09	6.396	654	82.18
Refinance - Rate/Term	211	31,542,542.11	5.93	345	38.77	6.879	628	81.97
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPE	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
6 Month LIBOR	2,254	$451,658,577.18	84.96%	358	41.02%	6.688%	622	80.26%
Fixed Rate	596	79,738,347.61	15.00	327	38.02	6.774	639	77.60
1 Year CMT	3	191,857.58	0.04	282	43.03	8.523	601	79.50
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

PROPERTY TYPES OF THE LOANS	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Single Family Detached	2,202	$397,922,587.52	74.86%	352	40.54%	6.708%	623	79.82%
Planned Unit Development	323	77,840,111.14	14.64	359	40.80	6.639	622	80.66
Condominium Low-Rise	165	26,896,863.34	5.06	357	40.88	6.424	647	79.98
Two to Four Family	58	12,366,685.43	2.33	355	42.49	7.384	621	75.90
Single Family Attached	48	7,811,567.47	1.47	351	36.62	6.625	630	79.37
Townhouse	31	4,919,198.14	0.93	359	39.16	6.746	606	82.13
Condominium High-Rise	13	2,517,633.34	0.47	359	40.56	6.526	663	80.11
De Minimus PUD	4	915,638.08	0.17	305	0.00	7.432	575	73.47
Manufactured Housing	9	398,497.91	0.07	243	37.13	9.952	620	68.49
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Mortgage Loan Types	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
2/28 6 Mo LIBOR 3 Yr Interest-Only ARM	727	$185,648,294.06	34.92%	359	42.21%	6.360%	636	80.10%
2/28 6 Mo LIBOR ARM	875	149,988,540.87	28.22	359	39.95	6.904	608	80.03
3/27 6 Mo LIBOR ARM	428	71,174,677.11	13.39	359	39.74	7.009	611	81.43
30 Year Fixed Rate	394	54,148,877.18	10.19	353	38.08	6.838	635	77.92
3/27 6 Mo LIBOR 5 Yr Interest-Only ARM	162	35,766,698.44	6.73	359	41.40	6.541	630	81.13
30 Year 5 Yr Interest-Only Fixed Rate	51	11,597,689.82	2.18	358	40.57	6.334	653	78.96
15 Year Fixed Rate	79	5,789,727.57	1.09	171	35.40	6.935	634	69.97
20 Year Fixed	40	4,543,084.65	0.85	238	34.72	6.536	658	77.41
6 Month LIBOR ARM	41	4,031,671.42	0.76	277	40.66	9.415	565	71.43
5/25 6 Mo LIBOR 3 Yr Interest-Only ARM	9	1,982,537.00	0.37	359	40.99	6.491	647	82.45
5/25 6 Mo LIBOR ARM	9	1,929,158.29	0.36	358	37.47	6.967	615	74.24
25 Year Fixed Rate	10	1,371,999.12	0.26	298	36.41	6.465	659	82.23
30/15 Year Balloon	9	941,268.97	0.18	121	38.73	9.439	599	84.29
3/27 6 Mo LIBOR 3 Yr Interest-Only ARM	2	745,000.00	0.14	359	44.30	6.787	668	69.88
10 Year Fixed Rate	9	674,425.78	0.13	116	36.08	6.499	650	78.78
ARM 3/22 - 5 Yr IO	1	391,999.99	0.07	298	0.00	5.750	680	80.00
15 Year 5 Yr Interest-Only Fixed Rate	2	329,500.00	0.06	179	38.68	7.226	590	83.44
One-Year Treasury ARM	3	191,857.58	0.04	282	43.03	8.523	601	79.50
20 Year 5 Yr Interest-Only Fixed Rate	1	176,130.00	0.03	239	30.78	5.875	662	90.00
12 Year Fixed Rate	1	165,644.52	0.03	141	49.58	6.350	629	43.08
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Alaska	21	$3,799,893.91	0.71%	349	42.20%	7.275%	593	79.98%
Arizona	71	9,436,308.72	1.78	350	37.74	6.901	626	83.23
Arkansas	12	1,504,108.40	0.28	352	39.70	7.034	609	83.64
California	657	175,984,057.68	33.11	356	41.84	6.267	631	78.29
Colorado	39	6,972,630.57	1.31	352	40.29	6.582	648	81.98
Connecticut	43	8,943,906.44	1.68	343	39.90	6.894	614	77.55
Delaware	13	1,726,126.74	0.32	354	39.47	6.744	616	89.09
Florida	249	38,802,858.11	7.30	353	40.26	6.849	627	80.67
Georgia	126	19,421,652.91	3.65	355	39.25	7.213	608	81.44
Idaho	6	608,695.98	0.11	337	41.87	6.648	650	82.00
Illinois	113	19,876,705.57	3.74	355	39.18	7.299	618	79.65
Indiana	30	2,759,940.07	0.52	346	39.75	7.430	612	82.49
Iowa	7	577,619.74	0.11	354	41.71	7.249	620	78.93
Kansas	20	2,679,835.47	0.50	358	38.11	7.343	626	79.16
Kentucky	23	2,008,534.67	0.38	346	38.93	7.403	616	85.35
Louisiana	19	1,519,448.33	0.29	309	36.10	7.864	562	80.25
Maine	5	544,513.02	0.10	358	39.30	6.278	646	81.58
Maryland	171	36,833,834.85	6.93	356	41.10	6.925	620	80.45
Massachusetts	24	5,509,748.15	1.04	359	38.25	7.056	622	82.98
Michigan	81	8,975,671.62	1.69	351	38.92	7.477	589	81.46
Minnesota	22	3,890,581.72	0.73	358	37.77	6.672	633	82.41
Mississippi	31	3,254,781.16	0.61	331	37.66	7.187	624	84.31
Missouri	32	3,132,942.11	0.59	340	38.27	7.411	593	82.05
Montana	3	242,231.78	0.05	313	44.34	7.521	667	77.76
Nebraska	24	2,302,649.34	0.43	312	38.10	6.692	641	80.66
Nevada	95	19,011,524.00	3.58	354	38.64	6.962	614	80.99
New Hampshire	9	1,188,372.89	0.22	359	36.79	6.524	604	77.99
New Jersey	7	1,580,305.31	0.30	357	47.39	7.313	636	84.22
New Mexico	6	585,965.57	0.11	356	31.63	7.058	614	84.39
New York	93	22,646,315.27	4.26	353	41.48	6.820	608	76.86
North Carolina	51	5,623,283.66	1.06	346	36.77	7.721	601	82.43
North Dakota	1	59,803.03	0.01	179	19.39	6.550	633	76.92
Ohio	75	7,988,794.32	1.50	352	38.41	7.248	623	82.83
Oklahoma	30	2,965,989.59	0.56	346	41.04	7.124	627	80.56
Oregon	54	8,834,292.76	1.66	357	40.97	6.222	645	80.49
Pennsylvania	82	11,893,009.17	2.24	348	39.65	6.744	614	81.08
Rhode Island	5	1,684,786.82	0.32	358	42.49	9.960	534	77.03
South Carolina	15	1,666,818.44	0.31	339	34.00	7.925	575	79.45
Tennessee	58	7,871,120.06	1.48	342	39.99	6.974	628	80.55
Texas	100	11,543,412.32	2.17	325	40.54	6.696	638	78.97
Utah	24	3,651,186.96	0.69	349	42.87	6.665	636	83.46
Vermont	4	857,056.75	0.16	339	43.09	6.647	625	83.32
Washington	79	14,770,106.83	2.78	354	41.55	6.306	636	80.39
Virginia	191	41,417,870.86	7.79	358	40.45	6.516	633	80.72
West Virginia	10	1,454,347.85	0.27	339	38.83	7.698	590	78.60
Wisconsin	20	2,776,817.43	0.52	357	38.59	7.307	613	78.12
Wyoming	2	208,325.42	0.04	357	0.00	7.152	579	84.45
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

Number of States Represented: 47

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Credit Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
400 =	6	$772,001.36	0.15%	339	41.20%	8.737%	0	78.50%
451 - 475	2	317,396.76	0.06	358	47.42	9.356	466	79.09
476 - 500	11	1,315,132.51	0.25	350	41.15	9.052	497	73.73
501 - 525	186	31,435,797.41	5.91	355	41.95	8.720	513	77.70
526 - 550	201	33,403,899.10	6.28	354	41.21	8.005	540	77.90
551 - 575	231	42,254,014.86	7.95	354	39.37	7.614	563	77.29
576 - 600	373	68,230,174.84	12.84	354	39.84	6.803	589	79.43
601 - 625	473	90,148,082.52	16.96	353	40.24	6.552	613	80.53
626 - 650	446	86,954,509.25	16.36	352	40.70	6.300	638	81.11
651 - 675	381	73,577,120.18	13.84	354	41.15	6.127	663	80.26
676 - 700	239	45,217,347.17	8.51	351	41.00	6.075	686	81.70
701 - 725	142	28,759,814.30	5.41	353	40.36	5.993	712	80.17
726 - 750	93	16,571,020.27	3.12	351	40.20	6.138	737	79.83
751 - 775	50	9,287,869.91	1.75	356	40.06	5.835	763	80.42
776 - 800	14	2,316,270.52	0.44	351	39.80	6.132	782	74.17
801 - 825	5	1,028,331.41	0.19	359	41.96	6.700	805	77.93
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

Minimum: 465
Maximum: 820
Weighted Average: 625.2

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

CREDIT GRADE	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
A	574	$111,605,167.93	20.99%	353	40.39%	6.578%	608	79.97%
A-	622	110,509,341.73	20.79	352	40.19	7.499	569	79.59
A+	1,052	209,991,842.80	39.50	354	40.84	6.041	673	80.01
B	192	27,783,686.89	5.23	354	39.92	8.148	544	74.08
C	84	11,263,815.62	2.12	351	41.12	9.496	545	68.78
D	30	3,432,604.83	0.65	338	46.24	10.314	558	61.98
SD	299	57,002,322.57	10.72	354	40.39	6.353	643	85.70
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

AMORTIZATION TYPE	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
Balloon	9	$941,268.97	0.18%	121	38.73%	9.439%	599	84.29%
Fully Amortizing	1,889	294,009,664.09	55.31	350	39.32	6.944	615	79.57
Interest Only	955	236,637,849.31	44.52	358	41.98	6.388	636	80.20
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Original Prepayment Penalty Term (in Months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% Loans by Remaining Principal Balance	WA Remaining Term	WA Debt-to-Income Ratio(1)	WA Gross Coupon	WA FICO(2)	WA Loan-to-Value Ratio(3)
0	880	$147,548,876.35	27.76%	349	40.13%	7.241%	616	79.19%
6	13	1,860,724.21	0.35	349	39.48	6.948	633	81.54
12	25	4,590,715.55	0.86	331	40.03	6.767	632	72.67
24	1,129	241,080,917.08	45.35	358	41.47	6.384	627	80.27
30	11	2,371,787.56	0.45	359	38.12	7.209	610	84.26
36	785	133,091,142.41	25.04	349	39.41	6.662	629	79.95
60	10	1,044,619.21	0.20	356	0.00	6.860	604	85.65
Total:	2,853	$531,588,782.37	100.00%	353	40.56%	6.701%	624	79.86%

(1) The Weighted Average Debt-to-Income Ratio is calculated based on 94.12% of the mortgage loans by scheduled principal balance that have valid Debt-to-Income Ratios

(2) The Weighted Average FICO Score is calculated based on 99.85% of the mortgage loans by scheduled principal balance that have valid FICO Scores

(3) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with definition for Combined Loan-to-Value Ratio in the Termsheets.

Credit Score	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
501 - 525	8	$3,774,105.03	6.96%	9.213%	510	$471,763.13	70.80%
526 - 550	7	2,133,619.53	3.93	7.184	542	304,802.79	80.50
551 - 575	13	3,995,006.06	7.37	7.281	562	307,308.16	72.11
576 - 600	22	7,393,446.13	13.63	6.574	589	336,065.73	77.46
601 - 625	36	11,723,888.05	21.62	6.375	613	325,663.56	78.22
626 - 650	23	7,289,660.36	13.44	6.186	639	316,941.75	82.78
651 - 675	24	7,846,390.39	14.47	5.951	663	326,932.93	77.51
676 - 700	15	4,307,904.63	7.94	5.921	683	287,193.64	79.54
701 - 725	10	3,233,370.41	5.96	6.092	712	323,337.04	80.68
726 - 750	4	746,951.48	1.38	5.652	736	186,737.87	75.61
751 - 775	3	1,169,582.06	2.16	5.328	765	389,860.69	82.94
776 - 800	2	295,926.83	0.55	6.650	782	147,963.42	53.29
801 - 825	1	322,142.18	0.59	7.125	802	322,142.18	80.00
Total:	168	$54,231,993.14	100.00%	6.532%	625	$322,809.48	77.94%

Minimum: 503
Maximum: 802
Weighted Average: 625.2

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Loan Purpose	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Refinance - Cash Out	114	$36,136,408.52	66.63%	6.714%	611	$316,986.04	76.95%
Purchase	48	16,568,364.07	30.55	6.079	659	345,174.25	81.24
Refinance - Rate/Term	6	1,527,220.55	2.82	7.129	602	254,536.76	65.67
Total:	168	$54,231,993.14	100.00%	6.532%	625	$322,809.48	77.94%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

PROPERTY TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Single Family Detached	132	$41,231,921.25	76.03%	6.510%	628	$312,363.04	77.75%
Planned Unit Development	17	7,566,863.26	13.95	6.862	601	445,109.60	78.77
Condominium Low-Rise	15	4,206,861.24	7.76	6.061	646	280,457.42	80.20
Two to Four Family	2	713,434.26	1.32	7.254	605	356,717.13	69.77
Single Family Attached	2	512,913.13	0.95	6.250	649	256,456.57	74.09
Total:	168	$54,231,993.14	100.00%	6.532%	625	$322,809.48	77.94%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

CURRENT MORTGAGE RATES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
4.501% to 5.000%	4	$1,125,260.29	2.07%	4.885%	737	$281,315.07	85.60%
5.001% to 5.500%	20	6,566,677.43	12.11	5.366	653	328,333.87	77.98
5.501% to 6.000%	49	15,355,483.81	28.31	5.794	642	313,377.22	80.57
6.001% to 6.500%	37	11,328,070.22	20.89	6.336	627	306,164.06	77.14
6.501% to 7.000%	30	8,645,503.54	15.94	6.781	633	288,183.45	79.07
7.001% to 7.500%	13	4,727,569.86	8.72	7.322	599	363,659.22	77.25
7.501% to 8.000%	5	1,244,442.68	2.29	7.849	558	248,888.54	82.76
8.001% to 8.500%	2	984,914.45	1.82	8.465	552	492,457.23	66.54
8.501% to 9.000%	2	1,375,000.01	2.54	8.926	548	687,500.01	69.98
9.001% to 9.500%	1	397,581.38	0.73	9.200	504	397,581.38	83.26
9.501% to 10.000%	3	1,336,939.60	2.47	9.788	542	445,646.53	67.57
10.501% to 11.000%	2	1,144,549.87	2.11	10.812	528	572,274.94	61.56
Total:	168	$54,231,993.14	100.00%	6.532%	625	$322,809.48	77.94%

Minimum: 4.750
Maximum: 10.844
Weighted Average: 6.532

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
ARM	143	$49,274,912.07	90.86%	6.547%	625	$344,579.80	78.29%
Fixed	25	4,957,081.07	9.14	6.384	630	198,283.24	74.42
Total:	168	$54,231,993.14	100.00%	6.532%	625	$322,809.48	77.94%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPE	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
6 Month LIBOR	143	$49,274,912.07	90.86%	6.547%	625	$344,579.80	78.29%
Fixed Rate	25	4,957,081.07	9.14	6.384	630	198,283.24	74.42
Total:	168	$54,231,993.14	100.00%	6.532%	625	$322,809.48	77.94%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Documentation Level	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Full Documentation	109	$31,295,462.83	57.71%	6.351%	620	$287,114.34	79.16%
Stated Documenation	52	20,357,422.02	37.54	6.831	633	391,488.89	76.16
Limited Documentation	7	2,579,108.29	4.76	6.362	626	368,444.04	77.23
Total:	168	$54,231,993.14	100.00%	6.532%	625	$322,809.48	77.94%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

OCCUPANCY STATUS OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Primary Home	166	$54,089,593.14	99.74%	6.531%	625	$325,840.92	77.96%
Investment	2	142,400.00	0.26	6.862	667	71,200.00	68.83
Total:	168	$54,231,993.14	100.00%	6.532%	625	$322,809.48	77.94%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Credit Score	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
501 - 525	2	$630,000.00	1.32%	8.089%	516	$315,000.00	83.51%
526 - 550	7	3,081,313.12	6.45	7.523	545	440,187.59	76.96
551 - 575	7	3,257,708.16	6.81	7.008	559	465,386.88	70.90
576 - 600	20	5,193,397.64	10.86	6.075	589	259,669.88	75.24
601 - 625	28	9,510,630.01	19.89	6.061	613	339,665.36	77.92
626 - 650	23	8,588,798.75	17.97	5.928	639	373,426.03	81.35
651 - 675	23	6,746,042.38	14.11	5.611	663	293,306.19	83.27
676 - 700	10	2,947,674.30	6.17	5.565	690	294,767.43	81.21
701 - 725	10	3,524,398.84	7.37	5.536	716	352,439.88	81.35
726 - 750	8	2,489,944.58	5.21	5.403	737	311,243.07	81.27
751 - 775	3	1,384,364.00	2.90	6.062	764	461,454.67	72.25
776 - 800	1	450,000.00	0.94	5.875	777	450,000.00	69.23
Total:	142	$47,804,271.78	100.00%	6.055%	637	$336,649.80	78.92%

Minimum: 502
Maximum: 777
Weighted Average: 637.5

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Loan Purpose	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Refinance - Cash Out	80	$28,129,212.39	58.84%	6.284%	615	$351,615.15	76.34%
Purchase	55	17,448,509.12	36.50	5.719	673	317,245.62	83.02
Refinance - Rate/Term	7	2,226,550.27	4.66	5.806	650	318,078.61	79.37
Total:	142	$47,804,271.78	100.00%	6.055%	637	$336,649.80	78.92%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

PROPERTY TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Single Family Detached	118	$40,244,913.08	84.19%	6.117%	634	$341,058.59	78.60%
Planned Unit Development	13	4,442,623.56	9.29	5.798	654	341,740.27	80.54
Condominium Low-Rise	8	2,027,564.30	4.24	5.618	683	253,445.54	81.30
Two to Four Family	2	699,170.84	1.46	6.177	614	349,585.42	79.55
Single Family Attached	1	390,000.00	0.82	4.625	609	390,000.00	79.59
Total:	142	$47,804,271.78	100.00%	6.055%	637	$336,649.80	78.92%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

CURRENT MORTGAGE RATES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
4.501% to 5.000%	12	$4,341,042.33	9.08%	4.827%	656	$361,753.53	78.56%
5.001% to 5.500%	27	9,696,482.25	20.28	5.391	672	359,128.97	81.29
5.501% to 6.000%	50	16,129,699.16	33.74	5.800	649	322,593.98	81.07
6.001% to 6.500%	24	6,892,742.61	14.42	6.343	644	287,197.61	77.21
6.501% to 7.000%	12	3,526,336.39	7.38	6.818	606	293,861.37	81.52
7.001% to 7.500%	7	3,763,528.47	7.87	7.314	572	537,646.92	70.56
7.501% to 8.000%	6	3,017,506.44	6.31	7.790	554	502,917.74	73.49
8.001% to 8.500%	2	190,894.36	0.40	8.375	587	95,447.18	52.78
9.001% to 9.500%	2	246,039.77	0.51	9.317	531	123,019.89	75.61
Total:	142	$47,804,271.78	100.00%	6.055%	637	$336,649.80	78.92%

Minimum: 4.625
Maximum: 9.500
Weighted Average: 6.055

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPES OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
ARM	118	$41,579,115.98	86.98%	6.015%	634	$352,365.39	79.66%
Fixed	24	6,225,155.80	13.02	6.322	661	259,381.49	73.95
Total:	142	$47,804,271.78	100.00%	6.055%	637	$336,649.80	78.92%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

INDEX TYPE	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
6 Month LIBOR	118	$41,579,115.98	86.98%	6.015%	634	$352,365.39	79.66%
Fixed Rate	24	6,225,155.80	13.02	6.322	661	259,381.49	73.95
Total:	142	$47,804,271.78	100.00%	6.055%	637	$336,649.80	78.92%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Documentation Level	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Full Documentation	94	$30,556,737.77	63.92%	5.896%	630	$325,071.68	81.13%
Stated Documenation	43	14,312,301.16	29.94	6.237	663	332,844.21	75.81
Limited Documentation	5	2,935,232.85	6.14	6.831	588	587,046.57	71.06
Total:	142	$47,804,271.78	100.00%	6.055%	637	$336,649.80	78.92%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

OCCUPANCY STATUS OF THE LOANS	Number of Mortgage Loans	Outstanding Principal Balance	Percentage of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO(1)	Average Outstanding Principal Balance	Weighted Average Loan-to-Value Ratio(2)
Primary Home	139	$46,795,788.93	97.89%	6.069%	637	$336,660.35	79.00%
Investment	3	1,008,482.85	2.11	5.431	668	336,160.95	75.30
Total:	142	$47,804,271.78	100.00%	6.055%	637	$336,649.80	78.92%

(1) The Weighted Average FICO Score is calculated based on 100.00% of the mortgage loans by scheduled principal balance that have valid FICO Scores
(2) The Loan-to-Value Ratio of a mortgage loan (including a second mortgage loan) is equal to the ratio (expressed as a percentage) of the original scheduled principal balance of the mortgage loan plus any senior lien balances and the fair market value of the mortgages premises at the time of origination. The fair market value is the lower of (i) the purchase price and (ii) the appraised value in the case of purchases and is the appraised value in all other cases. This is consistent with the definition for Combined Loan-to-Value Ratio in the Termsheets.

Fixed Current Rate(%)	Number of Mortgage Loans	Total Outstanding Principal Balance	Percentage By Principal balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Weighted Average Combined Loan-to-Value Ratio
5.501 - 6.000	55	$8,546,122.76	21.46%	5.876%	666	$155,384.05	75.70%
6.001 - 6.500	83	11,357,645.07	28.53	6.285	646	136,839.10	79.68
6.501 - 7.000	78	10,176,718.09	25.56	6.750	624	130,470.74	79.45
7.001 - 7.500	32	4,222,662.09	10.61	7.278	611	131,958.19	84.20
7.501 - 8.000	16	1,661,218.73	4.17	7.699	630	103,826.17	76.47
8.001 - 8.500	8	878,802.95	2.21	8.345	607	109,850.37	83.02
8.501 - 9.000	10	992,383.68	2.49	8.755	605	99,238.37	79.99
9.001 - 9.500	9	514,379.50	1.29	9.371	625	57,153.28	83.59
9.501 - 10.000	6	455,149.30	1.14	9.850	595	75,858.22	78.54
10.001 - 10.500	8	348,476.99	0.88	10.361	616	43,559.62	80.38
10.501 - 11.000	5	217,619.27	0.55	10.865	614	43,523.85	74.78
11.001 - 11.500	6	356,346.74	0.89	11.165	586	59,391.12	73.71
11.501 - 12.000	3	40,476.21	0.10	11.870	649	13,492.07	53.68
12.501 - 13.000	3	47,361.93	0.12	12.881	599	15,787.31	47.11
Total:	322	$39,815,363.31	100.00%	6.786%	637	$123,650.20	79.09%

Minimum: 5.675%
Maximum: 12.990%
Weighted Average: 6.786%

Fixed Current Rate(%)	Number of Mortgage Loans	Total Outstanding Principal Balance	Percentage By Principal balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Weighted Average Combined Loan-to-Value Ratio
4.001 - 4.500	9	$1,649,435.59	0.73%	4.500%	666	$183,270.62	79.27%
4.501 - 5.000	39	8,168,917.23	3.61	4.876	670	209,459.42	78.65
5.001 - 5.500	136	26,933,969.05	11.92	5.360	665	198,043.89	79.44
5.501 - 6.000	267	49,576,945.81	21.94	5.809	650	185,681.44	78.50
6.001 - 6.500	208	36,257,675.99	16.04	6.327	639	174,315.75	82.47
6.501 - 7.000	177	27,997,710.73	12.39	6.796	624	158,179.16	82.62
7.001 - 7.500	152	24,364,881.10	10.78	7.316	600	160,295.27	82.24
7.501 - 8.000	139	20,899,842.35	9.25	7.826	573	150,358.58	84.60
8.001 - 8.500	69	9,614,625.96	4.25	8.324	560	139,342.41	83.62
8.501 - 9.000	83	10,451,919.70	4.63	8.779	543	125,926.74	82.57
9.001 - 9.500	28	3,176,934.79	1.41	9.295	548	113,461.96	79.01
9.501 - 10.000	28	3,785,530.67	1.68	9.832	525	135,197.52	75.31
10.001 - 10.500	16	1,256,953.23	0.56	10.258	541	78,559.58	74.11
10.501 - 11.000	8	701,196.98	0.31	10.731	531	87,649.62	68.72
11.001 - 11.500	7	646,434.51	0.29	11.351	532	92,347.79	75.86
11.501 - 12.000	5	494,689.56	0.22	11.768	583	98,937.91	63.04
Total:	1,371	$225,977,663.25	100.00%	6.696%	622	$164,826.89	81.00%

Minimum: 4.500%
Maximum: 11.875%
Weighted Average: 6.696%